FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 9, 2010

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.  This report contains Tenaris's Half-Year Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.

half-year report 2010

TABLE OF CONTENTS

Interim Management Report

Company OVERVIEW

PRINCIPAL RISKS AND UNCERTAINTIES

business overview

Related Party Transactions

Management Certification

Financial Information

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Corporate Information

Investor information

Tenaris S.A.  Half-year report 2010-Interim management report interim management report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•                     References in this half-year report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding).

•                     References in this half-year report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries.

•                     References in this half-year report to “San Faustin” refer to San Faustin N.V., a Netherlands Antilles corporation and the Company’s controlling shareholder.

•                     “Shares” refers to ordinary shares, par value $1.00 of the Company.

•                     “ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•                      “tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•                     “billion” refers to one thousand million, or 1,000,000,000.

•                     “dollars”, “U.S. dollars”, “US$” or “$” each refers to the United States dollar.

purpose

This half-year report for the six-month period ended June 30, 2010 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2009 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Tenaris S.A.  Half-year report 2010-Interim management report

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers through Price Waterhouse & Co. S.R.L., for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements”. Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•                     our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•                     our ability to price our products and services in accordance with our strategy;

•                     trends in the levels of investment in oil and gas exploration and drilling worldwide;

•                     general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•                     our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

Tenaris S.A.  Half-year report 2010-Interim management report

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Tenaris S.A.  Half-year report 2010-Interim management report

Company OVERVIEW

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our business is organized in two main business segments: Tubes and Projects.

•       Tubes includes our operations that consist of the production, distribution and sale of seamless and welded steel tubular products and related services mainly for energy and select industrial applications.

•       Projects includes our operations that consist of the production, distribution and sale of welded steel pipes mainly used in the construction of major pipeline projects.

A third business segment (Others) includes all other business activities and operating segments that are not required under IFRS to be separately reported, such as the production, distribution and sale of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed our internal requirements.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2009, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

Tenaris S.A.  Half-year report 2010-Interim management report

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. The recent global financial and economic crisis, which started in September 2008 and lasted through much of 2009, and the slowdown in economic activity caused by the global recession, reduced worldwide demand for energy and resulted in a significant decline in oil and gas prices. This decrease in oil and gas prices, coupled with a shortage of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide reduced the level of drilling, gathering, transportation and processing activities and caused many of our customers to reduce or delay their oil and gas exploration and production spending in 2009, which consequently reduced the demand for, and price of, our products and services. This had, and to some extent continues to have and may continue to have, a negative impact on our business, revenues, profitability and financial condition. Similarly, our sales of steel pipe products for pipeline projects depend mainly on the implementation of major regional projects, which are likely to be adversely affected by changes in governmental policies, the impact of the credit crisis on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. In turn, increases in the cost of raw materials and energy may hurt our profitability if we are not able to recover them through increased prices of our products.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability to repatriate income or capital; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations, direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals). As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

Tenaris S.A.  Half-year report 2010-Interim management report

On May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of Tavsa, Matesi and Comsigua. On August 19, 2009, we announced that Venezuela, acting through the transition committee appointed by the Ministry of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi. On November 17, 2009, we announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. Our representatives in Tavsa’s board of directors have ceased their functions. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. We may be forced to engage in litigation procedures to enforce our rights under contracts, investment treaties and Venezuelan and international law, and the time, costs and management efforts associated with such litigation may be significant. For further information on the nationalization of the Venezuelan subsidiaries, see Note 14 “Processes in Venezuela” to our unaudited consolidated condensed interim financial statements included in this half-year report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. Failure to successfully implement our strategy or to integrate future acquisitions and strategic partnerships could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations, may have an adverse impact on our operations in Japan.

Tenaris S.A.  Half-year report 2010-Interim management report

As of December 31, 2009, we had $1,804.7 million in goodwill, which are exposed to impairment tests and correspond mainly to the acquisition of Maverick ($771.3 million) and Hydril ($919.9 million). In 2008, as a consequence of changes in market conditions, we recorded an impairment charge for $502.9 million (of which $394.3 million correspond to intangible assets originated from the acquisition of Maverick in 2006). No impairment charge was recorded in 2009; however, we can give no assurance that further impairment charges will not be required in the future.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

Tenaris S.A.  Half-year report 2010-Interim management report

Similarly, we conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act. For a discussion of an ongoing review by the audit committee of the Company’s board of directors of certain matters related to these laws, see Note 10 “Contingencies, commitments and restrictions to the distribution of profits – Contingencies – Ongoing investigation” to our unaudited consolidated condensed interim financial statements included in this half-year report. Violations of the foregoing laws could result in monetary or other penalties against us or our subsidiaries, including potential criminal sanctions, and could damage our reputation and, therefore, our ability to do business.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Tenaris S.A.  Half-year report 2010-Interim management report business overview

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2009, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2010, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward‑looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward‑looking statements.

Market Background and Outlook

In the first half of 2010, global drilling activity has continued to recover led by substantially higher oil and gas shale drilling activity in the United States and Canada. Activity has increased in most markets reflecting the stability of oil prices at attractive levels and increased investment in regional gas developments.

Drilling activity, as measured by the count of active drilling rigs published by Baker Hughes, has continued to increase in both the international markets and the United States and Canada. The international rig count averaged 1,075 during the first semester of 2010, 9% higher than the second semester of 2009 and 7% higher than the first semester of 2009. The corresponding rig count in the United States, which is more sensitive to North American gas prices, averaged 1,427 during the first semester of 2010, 37% higher than the second semester of 2009 and 26% than the first semester of 2009. In Canada, the corresponding rig count, which is affected by seasonal drilling patterns, averaged 318 during the first semester of 2010, an increase of 52% compared to the first semester of 2009.

Tenaris S.A.  Half-year report 2010-Interim management report

In the second half of the year, we expect the global recovery in drilling activity to continue its gradual recovery but at a lower pace. Lower conventional gas drilling activity in North America will limit increases in the North American rig count and the International rig count, as published by Baker Hughes, has already returned to pre-crisis levels. Recovery in the hydrocarbon processing sector is also expected to take hold as refining projects move forward in the Middle East, Asia and Brazil.

In the second half, we expect revenues to increase driven by higher sales in the United States and Canada and a recovery of shipments in our Projects operating segment in the fourth quarter. Sales in other regions should remain stable. We also expect to maintain our operating margins as a percentage of sales at current levels as like-for-like price increases offset the impact of higher raw material and labor costs and a less favorable seamless/welded product mix.

Tenaris S.A.  Half-year report 2010-Interim management report

Results of Operations

Unaudited Consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
Continuing operations	2010	2009
		%		%
Net sales	3,620,483	100.0	4,530,632	100.0
Cost of sales	(2,170,472)	(59.9)	(2,628,211)	(58.0)
Gross profit	1,450,011	40.1	1,902,421	42.0
Selling, general and administrative expenses	(738,531)	(20.4)	(783,006)	(17.3)
Other operating income (expense), net	3,163	0.1	3,024	0.1
Operating income	714,643	19.7	1,122,439	24.8
Interest income	11,500	0.3	12,737	0.3
Interest expense	(41,958)	(1.2)	(63,582)	(1.4)
Other financial results	323	0.0	(52,266)	(1.2)
Income before equity in earnings of associated companies and income tax	684,508	18.9	1,019,328	22.5
Equity in earnings of associated companies	42,814	1.2	57,935	1.3
Income before income tax	727,322	20.1	1,077,263	23.8
Income tax	(210,142)	(5.8)	(319,592)	(7.1)
Income for continuing operations	517,180	14.3	757,671	16.7

Discontinued operations
Result for discontinued operations	-	-	(28,138)	(0.6)

Income for the period	517,180	14.3	729,533	16.1

Attributable to:
Equity holders of the Company	501,647	13.9	709,315	15.7
Non-controlling interests	15,533	0.4	20,218	0.4
	517,180	14.3	729,533	16.1

Tenaris S.A.  Half-year report 2010-Interim management report

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2010	2009

Current assets	5,616,312	5,621,841
Property, plant and equipment, net	3,329,749	3,254,587
Other non-current assets	4,573,547	4,606,880
Total assets	13,519,608	13,483,308

Current liabilities	2,113,344	1,970,470
Non-current borrowings	461,535	655,181
Deferred tax liabilities	849,072	860,787
Other non-current liabilities	273,850	276,034
Total liabilities	3,697,801	3,762,472

Capital and reserves attributable to the Company’s equity holders	9,203,282	9,092,164
Non-controlling interests	618,525	628,672
Total liabilities and equity	13,519,608	13,483,308
Number of shares outstanding	1,180,536,830	1,180,536,830

Tenaris S.A.  Half-year report 2010-Interim management report

Six-month period ended June 30, 2010, compared to six-month period ended June 30, 2009

Summary

Net income attributable to equity holders in the Company during the first semester of 2010 was $501.6 million, or $0.42 per share ($0.85 per ADS), compared to $709.3 million, or $0.60 per share ($1.20 per ADS) during the first semester of 2009. Operating income was $714.6 million, or 20% of net sales during the first semester of 2010, compared to $1,122.4 million, or 25% of net sales, during the fist semester of 2009. Operating income plus depreciation and amortization for the first semester of 2010, was $966.6 million, or 27% of net sales, compared to $1,370.5 million, or 30% of net sales, during the first semester of 2009.

Net Sales, Cost of Sales and Operating Income by segment

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,				Increase / (Decrease)
	2010		2009

Tubes	3,131.8	87%	3,809.4	84%	(18%)
Projects	187.2	5%	476.6	11%	(61%)
Others	301.4	8%	244.7	5%	23%
Total	3,620.5	100%	4,530.6	100%	(20%)

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,		Increase / (Decrease)
	2010	2009

Tubes – Seamless	1,070	1,076	(1%)
Tubes – Welded	318	175	82%
Tubes – Total	1,388	1,251	11%
Projects – Welded	66	174	(62%)
Total – Tubes + Projects	1,454	1,424	2%

Tubes

The following table indicates, for our “Tubes” business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase / (Decrease)
	2010	2009
Net sales
- North America	1,412.8	1,676.8	(16%)
- South America	518.3	494.3	5%
- Europe	378.8	484.9	(22%)
- Middle East & Africa	625.3	848.0	(26%)
- Far East & Oceania	196.6	305.4	(36%)
Total net sales	3,131.8	3,809.4	(18%)
Cost of sales (% of sales)	58%	55%
Operating income	634.7	1,026.3	(38%)
Operating income (% of sales)	20%	27%

Tenaris S.A.  Half-year report 2010-Interim management report

Net sales of tubular products and services decreased 18% to US$3,131.8 million in the first half of 2010, compared to US$3,809.4 million in the first half of 2009, as an 11% increase in volumes was more than offset by a 26% reduction in average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 55% in the first half of 2009, to 58% in the first half of 2010.

Operating income from tubular products and services decreased 38% to $634.7 million in the first half of 2010, from $1,026.3 million in the first half of 2009, mainly due to the year-to-year reduction in sales. Operating income expressed as a percentage of net sales decreased to 20% in the first half of 2010, compared to 27% in the first half of 2009. Our operating income in the first half of 2010 was affected by the decrease in the average selling prices, by the effect of fixed and semi-fixed costs over lower revenues, and by the time lag between raw material price variations and their impact on the cost of sales.

Projects

The following table indicates, for our “Projects” business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase / (Decrease)
	2010	2009

Net sales	187.2	476.6	(61%)
Cost of sales (% of sales)	65%	72%
Operating income	27.5	94.5	(71%)
Operating income (% of sales)	15%	20%

Net sales of pipes for pipeline projects decreased 61% to US$187.2 million in the first half of 2010, compared to US$476.6 million in the first half of 2009, reflecting lower deliveries in Brazil and Argentina to gas and other pipeline projects.

Operating income from pipes for pipeline projects decreased 71% to $27.5 million in the first half of 2010, from $94.5 million in the first half of 2009, mainly due to the year-to-year reduction in sales.

Others

The following table indicates, for our “Others” business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Tenaris S.A.  Half-year report 2010-Interim management report

Millions of U.S. dollars	For the six-month period ended June 30,		Increase / (Decrease)
	2010	2009

Net sales	301.4	244.7	23%
Cost of sales (% of sales)	72%	84%
Operating income	52.4	1.6	3109%
Operating income (% of sales)	17%	1%

Net sales of other products and services increased 23% to US$301.4 million in the first half of 2010, compared to US$244.7 million in the first half of 2009, as all the main business activities included in the segment increased their revenues.

Operating income from other products and services increased to $52.4 million in the first half of 2010, compared to $1.6 million during the first half of 2009, mainly due to the improved results of our electric conduits operations in the United States.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 20.4% in the semester ended June 30, 2010, compared to 17.3% in the corresponding semester of 2009, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Net interest expenses decreased to US$30.5 million in the first half of 2010, compared to US$50.8 million in the same period of 2009, reflecting the change in our net debt position to a net cash position, coupled with lower interest rates.

Other financial results recorded a gain of US$0.3 million during the first half of 2010, compared to a loss of US$52.3 million during the first half of 2009. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between the non-US dollar functional currencies of our subsidiaries and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$42.8 million in the first half of 2010, compared to a gain of US$57.9 million in the first half of 2009. These gains were derived mainly from our equity investment in Ternium.

Income tax charges remained stable in relative terms, totaling US$210.1 million in the first half of 2010, or 31% of income before equity in earnings of associated companies and income tax, compared to US$319.6 million in the first half of 2009, or 31% of income before equity in earnings of associated companies and income tax.

Results for discontinued operations reflected a loss of US$28.1 million in the first half of 2009, relating to the nationalization of certain Venezuelan subsidiaries by the Venezuelan government; there were no discontinued operations in the first half of 2010.

Income attributable to non-controlling interests amounted to US$15.5 million in the first half of 2010, compared to US$20.2 million in the  corresponding semester of 2009, mainly due to lower results at NKKTubes.

Tenaris S.A.  Half-year report 2010-Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2010	2009

Net cash provided by operating activities	494.9	1,874.6
Net cash (used in) investing activities	(258.0)	(511.9)
Net cash (used in) financing activities	(501.4)	(1,267.0)
(Decrease) Increase in cash and cash equivalents	(264.5)	95.7

Cash and cash equivalents at the beginning of year	1,528.7	1,525.0
Effect of exchange rate changes	(19.8)	(2.3)
(Decrease) due to deconsolidation	-	(9.7)
(Decrease) Increase in cash and cash equivalents	(264.5)	95.7
Cash and cash equivalents at period end	1,244.4	1,608.7

Net cash provided by operations during the first half of 2010 was US$494.9 million, compared to US$1.9 billion in the first half of 2009, as a result of lower sales in the first half of 2010, and a strong reduction in investment in working capital in the first half of 2009. Working capital increased by US$63.5 million during the first half of 2010, while in the first half of 2009 it decreased by US$1.2 billion (primarily as a result of a strong decrease in inventories and trade accounts).

Capital expenditures amounted to $348.4 million in the first half of 2010, compared to US$226.3 million in the first half of 2009. The increase in the capital expenditures is mainly attributable to the construction of the new small diameter rolling mill at our Veracruz facility in Mexico.

As a result, our net cash position decreased by US$107.0 million during the first half of 2010, from US$675.7 million at December 31, 2009, to US$568.7 million at June 30, 2010. Total financial debt during the first half of 2010 decreased by US$234.0 million to US$1.2 billion at June 30, 2010.

Tenaris S.A.  Half-year report 2010-Interim management report

MAIN EVENTS OF THE PERIOD

Annual General Meeting of Shareholders

On June 2, 2010, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, the annual accounts as at December 31, 2009, and the related reports and certifications.

The general shareholders’ meeting also approved the payment of a dividend for the year ended December 31, 2009, of $0.34 per share (or $0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share (or $0.26 per ADS) paid in November 2009. The balance of the annual dividend in the amount of $0.21 per share (or $0.42 per ADS), or approximately $248 million, was paid on June 24, 2010, with an ex-dividend date of June 21, 2010.

The general shareholders’ meeting approved the re-election of the current members of the board of directors, each to hold office until the meeting that will be convened to decide on the 2010 accounts.  The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of the Company’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law. The general shareholders’ meeting appointed PricewaterhouseCoopers as the Company’s independent auditors for the fiscal year ending December 31, 2010.

The general shareholders’ meeting also granted a new authorization to the Company and its subsidiaries to purchase, acquire or receive, from time to time, Shares or other securities of the Company, on the terms and subject to the conditions set forth in the meeting’s minutes.

For more information on the Annual General Meeting of Shareholders held on June 2, 2010, see the minutes of such meeting available on our website at http://www.tenaris.com/investors/.

RECENT EVENTS

Corporate reorganization in light of the impending termination of Luxembourg's 1929 holding company regime

The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime. 1929 holding companies are exempt from Luxembourg corporate and withholding tax over dividends distributed to holders of shares and ADSs. These benefits will terminate effective December 31, 2010. On January 1st, 2011, the Company will become an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company will be subject to all applicable Luxembourg taxes, including, among others, corporate income tax on its worldwide income, and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends from high income tax subsidiaries will continue to be tax-exempt under Luxembourg's participation exemption.

At its August 4th, 2010 meeting, the Company’s board of directors approved a multi-step corporate reorganization plan. This reorganization, which is expected to be completed prior to year-end, will include the contribution of all of the Company’s assets and liabilities to a wholly-owned Luxembourg subsidiary and the restructuring of holdings in certain subsidiaries. Following the completion of the reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company will record a special reserve for tax purposes in a significant amount. The Company expects that its current overall tax burden will not increase and that any potential future dividend distributions out of such special reserve should be exempt from Luxembourg withholding tax.

Tenaris S.A.  Half-year report 2010-Interim management report

Related Party Transactions

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 13 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Tenaris S.A.  Half-year report 2010-Management certification

Management Certification

We confirm, to the best of our knowledge, that:

1.         the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.         the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2010, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

August 4, 2010

/s/ Ricardo Soler

Chief Financial Officer

Ricardo Soler

August 4, 2010

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the three-month period ended June 31, 2004 financial information

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2010

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557, piso 7° C1106ABG – Ciudad de Buenos Aires Tel.: (54-11) 4850-0000 Fax.: (54-11) 4850-1800 www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

We have reviewed the accompanying consolidated condensed interim statement of financial position of Tenaris S.A. and its subsidiaries as of June 30, 2010, and the related consolidated condensed interim statements of income and of comprehensive income for each of the three-month and six-month periods ended June 30, 2010 and 2009, and the consolidated condensed interim statements of changes in equity and of cash flows for the six-month periods ended June 30, 2010 and 2009. These consolidated condensed interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board and adopted by the European Union.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2009, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein); and in our report dated February 24, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed statement of financial position as of December 31, 2009, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

Buenos Aires, August 4, 2010

PRICE WATERHOUSE & CO. S.R.L. by /s/ Diego M. Niebuhr (Partner)
Diego M. Niebuhr

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2010	2009	2010	2009
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,981,762	2,096,344	3,620,483	4,530,632
Cost of sales	3 & 4	(1,183,429)	(1,264,899)	(2,170,472)	(2,628,211)
Gross profit		798,333	831,445	1,450,011	1,902,421
Selling, general and administrative expenses	3 & 5	(391,144)	(395,926)	(738,531)	(783,006)
Other operating income (expense), net	3	(1,886)	1,278	3,163	3,024
Operating income		405,303	436,797	714,643	1,122,439
Interest income	6	4,352	8,163	11,500	12,737
Interest expense	6	(21,889)	(24,435)	(41,958)	(63,582)
Other financial results	6	(7,368)	(15,907)	323	(52,266)
Income before equity in earnings of associated companies and income tax		380,398	404,618	684,508	1,019,328
Equity in earnings of associated companies		19,288	66,514	42,814	57,935
Income before income tax		399,686	471,132	727,322	1,077,263
Income tax		(104,716)	(114,518)	(210,142)	(319,592)
Income for continuing operations		294,970	356,614	517,180	757,671

Discontinued operations
Result for discontinued operations	12	-	(20,176)	-	(28,138)
Income for the period		294,970	336,438	517,180	729,533

Attributable to:
Equity holders of the Company		282,098	343,268	501,647	709,315
Non-controlling interests		12,872	(6,830)	15,533	20,218
		294,970	336,438	517,180	729,533

Earnings per share attributable to the equity holders of the Company during period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.24	0.29	0.42	0.60
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.48	0.58	0.85	1.20
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.24	0.30	0.42	0.61
Basic and diluted earnings per ADS (U.S. dollars per ADS)		0.48	0.60	0.85	1.23

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)
Income for the period	294,970	336,438	517,180	729,533
Other comprehensive income:
Currency translation adjustment	(145,777)	295,277	(150,886)	161,862
Hedge reserve	1,088	3,169	(2,195)	(8,349)
Share of other comprehensive income of associates
Currency translation adjustment	(4,704)	12,093	2,025	(4,430)
Hedge reserve	175	1,176	231	1,815
Income tax relating to components of other comprehensive income	(659)	180	462	2,876
Other comprehensive income for the period, net of tax	(149,877)	311,895	(150,363)	153,774
Total comprehensive income for the period	145,093	648,333	366,817	883,307

Attributable to:
Equity holders of the Company	128,962	592,430	359,397	815,388
Non-controlling interests	16,131	55,903	7,420	67,919
	145,093	648,333	366,817	883,307

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2010		At December 31, 2009
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	3,329,749		3,254,587
Intangible assets, net	9	3,576,341		3,670,920
Investments in associated companies		635,180		602,572
Other investments		34,973		34,167
Deferred tax assets		217,197		197,603
Receivables		109,856	7,903,296	101,618	7,861,467
Current assets
Inventories		2,062,844		1,687,059
Receivables and prepayments		229,644		220,124
Current tax assets		229,477		260,280
Trade receivables		1,291,338		1,310,302
Available for sale assets	14	21,572		21,572
Other investments		504,623		579,675
Cash and cash equivalents		1,276,814	5,616,312	1,542,829	5,621,841

Total assets			13,519,608		13,483,308
EQUITY
Capital and reserves attributable to the Company’s equity holders			9,203,282		9,092,164
Non-controlling interests			618,525		628,672
Total equity			9,821,807		9,720,836
LIABILITIES
Non-current liabilities
Borrowings		461,535		655,181
Deferred tax liabilities		849,072		860,787
Other liabilities		187,089		192,467
Provisions		83,206		80,755
Trade payables		3,555	1,584,457	2,812	1,792,002
Current liabilities
Borrowings		751,186		791,583
Current tax liabilities		201,201		306,539
Other liabilities		273,300		192,190
Provisions		27,865		28,632
Customer advances		44,357		95,107
Trade payables		815,435	2,113,344	556,419	1,970,470
Total liabilities			3,697,801		3,762,472
Total equity and liabilities			13,519,608		13,483,308

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836
Income for the period	-	-	-	-	-	501,647	501,647	15,533	517,180
Other comprehensive income
Currency translation adjustment	-	-	-	(142,770)	-	-	(142,770)	(8,116)	(150,886)
Hedge reserve, net of tax	-	-	-	-	(1,736)	-	(1,736)	3	(1,733)
Share of other comprehensive income of associates	-	-	-	2,025	231	-	2,256	-	2,256
Other comprehensive income for the period	-	-	-	(140,745)	(1,505)	-	(142,250)	(8,113)	(150,363)
Total comprehensive income for the period	-	-	-	(140,745)	(1,505)	501,647	359,397	7,420	366,817
Acquisition and increase of non-controlling interests	-	-	-	-	(366)	-	(366)	(2,990)	(3,356)
Dividends paid in cash	-	-	-	-	-	(247,913)	(247,913)	(14,577)	(262,490)
Balance at June 30, 2010	1,180,537	118,054	609,733	(111,212)	8,613	7,397,557	9,203,282	618,525	9,821,807

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887
Income for the period	-	-	-	-	-	709,315	709,315	20,218	729,533
Other comprehensive income
Currency translation adjustment	-	-	-	111,229	-	-	111,229	50,633	161,862
Hedge reserve, net of tax	-	-	-	-	(2,541)	-	(2,541)	(2,932)	(5,473)
Share of other comprehensive income of associates	-	-	-	(4,430)	1,815	-	(2,615)	-	(2,615)
Other comprehensive income for the period	-	-	-	106,799	(726)	-	106,073	47,701	153,774
Total comprehensive income for the period	-	-	-	106,799	(726)	709,315	815,388	67,919	883,307
Acquisition and decrease of non-controlling interests	-	-	-	-	(783)	-	(783)	3,476	2,693
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(27,176)	(381,337)
Balance at June 30, 2009	1,180,537	118,054	609,733	(116,980)	639	6,845,053	8,637,036	569,535	9,206,571

(*) Retained Earnings as of December 31, 2009 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	Notes	2010	2009
Cash flows from operating activities		(Unaudited)	(Unaudited)
Income for the period		517,180	729,533
Adjustments for:
Depreciation and amortization	8 & 9	251,916	248,061
Income tax accruals less payments		(115,948)	(329,690)
Equity in earnings of associated companies		(43,310)	(57,073)
Interest accruals less payments, net		19,496	(23,698)

Changes in provisions		1,684	14,200
Changes in working capital		(63,493)	1,175,460
Other, including currency translation adjustment		(72,632)	117,792
Net cash provided by operating activities		494,893	1,874,585

Cash flows from investing activities
Capital expenditures	8 & 9	(348,393)	(226,335)
Acquisition of subsidiaries and changes in non-controlling interests	11	(3,356)	(73,535)
Proceeds from disposal of property, plant and equipment and intangible assets		5,746	10,328
Dividends received from associated companies		12,958	5,223
Investments in short terms securities		75,052	(227,587)
Net cash used in investing activities		(257,993)	(511,906)

Cash flows from financing activities
Dividends paid		(247,913)	(354,161)
Dividends paid to non-controlling interests in subsidiaries		(14,577)	(27,176)
Proceeds from borrowings		349,856	263,841
Repayments of borrowings		(588,754)	(1,149,484)
Net cash used in financing activities		(501,388)	(1,266,980)

(Decrease) Increase in cash and cash equivalents		(264,488)	95,699

Movement in cash and cash equivalents
At the beginning of the period		1,528,707	1,525,022
Effect of exchange rate changes		(19,818)	(2,330)
Decrease due to deconsolidation		-	(9,696)
(Decrease) Increase in cash and cash equivalents		(264,488)	95,699
At June 30,		1,244,401	1,608,695

		At June 30,
Cash and cash equivalents		2010	2009
Cash and bank deposits		1,276,814	1,622,908
Bank overdrafts		(32,413)	(14,213)
		1,244,401	1,608,695

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Business combinations and other acquisitions
12	Discontinued operations
13	Related party transactions
14	Process in Venezuela

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1          General information

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2009.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on August 4, 2010.

2          Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2009. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union (“IFRS”).

Whenever necessary, comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

3           Segment information

Reportable operating segments

                                                                                                                                 (Unaudited)

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total Continuing operations	Total Discontinued operations (*)
Six-month period ended June 30, 2010
Net sales	3,131,830	187,248	301,405	3,620,483	-
Cost of sales	(1,830,262)	(122,129)	(218,081)	(2,170,472)	-
Gross profit	1,301,568	65,119	83,324	1,450,011	-
Selling, general and administrative expenses	(666,222)	(39,086)	(33,223)	(738,531)	-
Other operating income (expenses), net	(643)	1,479	2,327	3,163	-
Operating income	634,703	27,512	52,428	714,643	-

Depreciation and amortization	234,511	9,695	7,710	251,916	-

Six-month period ended June 30, 2009
Net sales	3,809,353	476,624	244,655	4,530,632	18,558
Cost of sales	(2,077,069)	(345,108)	(206,034)	(2,628,211)	(31,866)
Gross profit	1,732,284	131,516	38,621	1,902,421	(13,308)
Selling, general and administrative expenses	(707,979)	(38,476)	(36,551)	(783,006)	(9,540)
Other operating income (expenses), net	2,002	1,458	(436)	3,024	(179)
Operating income	1,026,307	94,498	1,634	1,122,439	(23,027)

Depreciation and amortization	227,226	8,381	12,427	248,034	27

Geographical information

                                                                 (Unaudited)

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total Continuing operations	Total Discontinued operations (*)
Six-month period ended June 30, 2010
Net sales	1,498,143	885,707	413,644	626,348	196,641	3,620,483	-

Depreciation and amortization	128,205	52,664	57,181	707	13,159	251,916	-

Six-month period ended June 30, 2009
Net sales	1,744,014	1,125,490	507,205	848,525	305,398	4,530,632	18,558

Depreciation and amortization	137,582	48,123	52,543	622	9,164	248,034	27

(*) Corresponds to the Venezuelan Companies (year 2009).

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

For geographical information purposes, “North America” comprises principally Canada, Mexico and the United States of America; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Angola, Egypt, Iraq, Nigeria and Saudi Arabia; “Far East and Oceania” comprises principally China, Indonesia and Japan.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

4           Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Inventories at the beginning of the period	1,687,059	3,091,401

Plus: Charges of the period
Raw materials, energy, consumables and other	1,710,431	981,233
Increase in inventory due to business combinations	-	53,541
Services and fees	154,792	123,894
Labor cost	454,205	346,720
Depreciation of property, plant and equipment	140,364	126,330
Amortization of intangible assets	2,090	1,257
Maintenance expenses	87,339	82,756
Provisions for contingencies	-	1,374
Allowance for obsolescence	(34,346)	20,614
Taxes	3,561	3,576
Other	27,821	21,892
	2,546,257	1,763,187
Transfer to assets available for sale	-	(43,726)
Less: Inventories at the end of the period	(2,062,844)	(2,150,785)
	2,170,472	2,660,077
From Discontinued operations	-	(31,866)
	2,170,472	2,628,211

5           Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Services and fees	106,609	106,450
Labor cost	225,087	220,461
Depreciation of property, plant and equipment	8,936	5,517
Amortization of intangible assets	100,526	114,957
Commissions, freight and other selling expenses	187,838	208,554
Provisions for contingencies	21,923	16,346
Allowances for doubtful accounts	(11,569)	10,094
Taxes	56,008	59,275
Other	43,173	50,892
	738,531	792,546
From Discontinued operations	-	(9,540)
	738,531	783,006

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

6           Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2010	2009
	(Unaudited)
Interest income	11,500	12,892
Interest expense (*)	(41,958)	(67,162)
Interest net	(30,458)	(54,270)

Net foreign exchange transaction results	3,743	(30,615)
Foreign exchange derivatives contracts results (**)	(2,078)	(19,073)
Other	(1,342)	(3,460)
Other financial results	323	(53,148)

Net financial results	(30,135)	(107,418)
From Discontinued operations	-	4,307
	(30,135)	(103,111)

Each item included in this note differs from its corresponding line in the Consolidated Condensed Interim Income Statement because it includes discontinued operations’ results.

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Interest rate swaps losses, included under “Interest expense” for the six-month period ended June 30, 2010 and June 30, 2009 amount to $7.9 million and $3.0 million, respectively.

(**)Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. A loss of $7.8 million and a gain of $5.7 million arising from the valuation of these contracts have been recognized for the six-month period ended June 30, 2010 and June 30, 2009, respectively.

7           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Six-month period ended June 30,
	2010	2009
	(Unaudited)
Net income attributable to equity holders	501,647	709,315
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share (U.S. dollars per share)	0.42	0.60
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	0.85	1.20

Result for discontinued operations attributable to equity holders
Basic and diluted earnings per share (U.S. dollars per share)	-	(0.01)
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	-	(0.03)

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

(*) Each ADS equals two shares

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,254,587	2,982,871
Currency translation adjustment	(105,832)	47,637
Increase due to business combinations	-	24,123
Additions	337,534	217,169
Disposals	(5,722)	(9,782)
Transfers	(1,518)	(1,989)
Depreciation charge	(149,300)	(131,847)
Disposals due to deconsolidation	-	(6,060)
At June 30,	3,329,749	3,122,122

9           Intangible assets, net

(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,670,920	3,826,987
Currency translation adjustment	(4,316)	15,869
Additions	10,859	9,166
Disposals	(24)	(546)
Transfers	1,518	1,989
Amortization charge	(102,616)	(116,214)
Disposals due to deconsolidation	-	(430)
At June 30,	3,576,341	3,736,821

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS94.3 million (approximately $24.1 million) at June 30, 2010, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA (“Foreign corrupt practices act”). The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company is sharing the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

  A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, now extended through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of June 30, 2010 the estimated aggregate amount of the contract at current prices is approximately $810 million.

  A Tenaris company is a party to a ten-year raw material purchase contract with Rio Tinto Fer et Titane (ex-QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of June 30, 2010 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $250 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2009, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2009	3,916,482
Total equity in accordance with Luxembourg law	5,824,806

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2009, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2009, distributable amount for the financial period of Tenaris under Luxembourg law totals $4.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2008 under Luxembourg law	3,174,932
Dividends received	1,265,460
Other income and expenses for the year ended December 31, 2009	(16,279)
Dividends paid	(507,631)
Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Share premium	609,733
Distributable amount at December 31, 2009 under Luxembourg law	4,526,215

11           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since April 2009.

 (b) Non-controlling interests

During the six-month period ended June 30, 2010 and 2009, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $3.4 million and $9.5 million, respectively.

The assets and liabilities determined arising from the business combinations and the acquisitions are as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31, 2009

Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123
Net assets acquired	22,814
Non-controlling interests	3,170
Sub-total	25,984
Assumed liabilities	47,600
Sub-total	73,584
Cash acquired	5,501
Purchase consideration	79,085

12           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 14) are presented as discontinued operations in these Consolidated Condensed Interim Financial Statements. For further information see Note 14.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

12           Discontinued operations (Cont.)

Analysis of the result of discontinued operations (*)

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
2009
(Unaudited)
Gross loss	(13,308)
Operating loss	(23,027)
Result for discontinued operations	(28,138)

(ii) Net cash flows attributable to discontinued operations

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
2009
(Unaudited)
Net cash provided by operating activities	1,788
Net cash used in investing activities	(801)
Net cash provided by financing activities	5,306

(*) Corresponds to the Venezuelan Companies.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

13           Related party transactions

Based on the information most recently available to the Company, as of June 30, 2010:

  San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.
  San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.
  Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.
  There were no controlling shareholders for Rocca & Partners S.A.

Based on the information most recently available to the Company, as of May 31, 2010 Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares, Aberdeen Asset Management PLC beneficially owned 5.04% of the Company’s outstanding shares, while the remaining 34.39% were publicly traded.

At June 30, 2010, the closing price of Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $32.92 per ADS, giving Tenaris’s ownership stake a market value of approximately $756.2 million. At June 30, 2010, the carrying value of Tenaris’s ownership stake in Ternium was approximately $620.5 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

13           Related party transactions (Cont.)

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)                                                                              (Unaudited)

	Six-month period ended June 30, 2010
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	15,582	11,220	26,802
	Sales of services	5,870	1,359	7,229
		21,452	12,579	34,031

	(b) Purchases of goods and services
	Purchases of goods	84,303	9,291	93,594
	Purchases of services	28,920	53,515	82,435
		113,223	62,806	176,029

         (Unaudited)

	Six-month period ended June 30, 2009
		Associated (1)	Other	Total
(i)	Transactions (2)
	(a) Sales of goods and services
	Sales of goods	8,789	60,150	68,939
	Sales of services	7,134	2,795	9,929
		15,923	62,945	78,868

	(b) Purchases of goods and services
	Purchases of goods	20,611	6,313	26,924
	Purchases of services	48,670	32,849	81,519
		69,281	39,162	108,443

                                                                                                                                                           (Unaudited)

	At June 30, 2010
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	16,410	12,399	28,809
	Payables to related parties	(34,227)	(13,987)	(48,214)
		(17,817)	(1,588)	(19,405)

	(b) Financial debt
	Borrowings	(3,625)	-	(3,625)

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)

	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).

(2) Includes $2.5  million of purchases of nationalized Venezuelan subsidiaries.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

14           Process in Venezuela

Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased their functions.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

14           Process in Venezuela (Cont.)

Nationalization of Venezuelan Subsidiaries (Cont.)

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of June 30, 2010, for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

/s/ Ricardo Soler

Ricardo Soler

Chief Financial Officer

Tenaris S.A - Half-year report 2010

Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010 corporate information

Registered Office

46A, avenue John F. Kennedy

L-1855 Luxembourg

(352) 26 47 89 78 tel

(352) 26 47 89 79 fax

Principal Offices

Av. L. N. Alem 1067 27th Floor

(C1001AAF) Buenos Aires , Argentina

(54) 11 4018 4100 tel

(54) 11 4018 1000 fax

Piazza Caduti 6 Luglio 1944, 1

24044 Dalmine (Bergamo), Italy

(39) 035 560 1111 tel

(39) 035 560 3827 fax

2200 West Loop South, Suite 800

Houston, TX 77027, USA

(1) 713 767 4400 tel

(1) 713 767 4444 fax

Edificio Parque Reforma

Campos Elíseos 400 17th Floor

11560 Mexico, D.F.

(52) 55 5282 9900 tel

(52) 55 5282 9961 fax

Investor information

Investor Relations Director

Giovanni Sardagna

Phones USA 1 888 300 5432 Argentina (54) 11 4018 2928 Italy (39) 02 4384 7654 Mexico (52) 55 5282 9929	General Inquiries investors@tenaris.com

Stock Information

New York Stock Exchange (TS)

Mercato Telematico Azionario (TEN)

Mercado de Valores de Buenos Aires (TS)

Bolsa Mexicana de Valores, S.A. de C.V. (TS)

ADS Depositary Bank

The Bank of New York

CUSIP No. 88031M019

Internet

www.tenaris.com I